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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 11-K


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
                             ENDED JANUARY 1, 1999

                                      OR

            [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



Commission File No. 1-14635


                         CRESTLINE CAPITAL CORPORATION
                          RETIREMENT AND SAVINGS PLAN
                                   AND TRUST

                         CRESTLINE CAPITAL CORPORATION
                             6600 Rockledge Drive
                           Bethesda, Maryland 20817

                                (240) 694-2000


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

                         Crestline Capital Corporation
                     Retirement and Savings Plan and Trust

                                     Index

                                                                        Page
                                                                        ----
FINANCIAL INFORMATION

Statement of Net Assets Available for Benefits as of
January 1, 1999.......................................................    3

Statement of Changes in Net Assets Available for Benefits
for the Fiscal Year Ended January 1, 1999 (see Note 1)................    4

Notes to Financial Statements.........................................   5-7

Item 27(a) - Schedule of Assets Held for Investment Purposes
as of January 1, 1999.................................................    *

Item 27(d) - Schedule of Reportable Transactions for the
Fiscal Year Ended January 1, 1999 (see Note 1)........................    *

Non-exempt Transactions for the Fiscal Year Ended
January 1, 1999 (see Note 1)..........................................    *

Obligations in Default as of January 1, 1999..........................    *

Leases in Default as of January 1, 1999...............................    *

Signature.............................................................    8

* Schedules omitted because there were no such transactions, obligations, or loans in default.

                         Crestline Capital Corporation
                     Retirement and Savings Plan and Trust
                Statement of Net Assets Available for Benefits
                             as of January 1, 1999
                                  (unaudited)

Assets:
  Participant Directed Investments in T.Rowe Price
     Mutual Funds or Common/Collective Trusts:
       Stable Value Fund.....................................     $      --
       Balanced Fund.........................................            --
       Blue Chip Growth Fund.................................            --
       Spectrum Income Fund..................................            --
       Crestline Capital Corporation Stock Fund..............            --
       New Horizons Fund.....................................            --
       International Stock Fund..............................            --
                                                                  ---------
           Total investments.................................            --
                                                                  ---------

  Participant Loans..........................................            --

  Contributions Receivable:
     Employer, paid subsequent to year-end...................            --
     Employee, paid subsequent to year-end...................            --
                                                                  ---------

  Net assets available for benefits..........................     $      --
                                                                  =========


        The accompanying notes are an integral part of this statement.

                         Crestline Capital Corporation
                       Retirement Savings Plan and Trust
                                  (unaudited)

           Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended January 1, 1999 (see Note 1)

                                                                      Participant Directed
                                       ---------------------------------------------------------------------------------------------

                                                                                                       Crestline Capital
                                       Stable Value      Balanced       Blue Chip          Spectrum        Corporation
                                            Fund           Fund        Growth Fund      Income Fund        Stock Fund
                                            ----           ----        -----------      -----------        ----------
Additions:
 Contributions:
  Employer                                      --           --                --               --              --
  Employee                                      --           --                --               --              --
                                          --------       ------          --------       ----------        --------
   Total                                        --           --                --               --              --

 Interest and dividends,
  including interest on
  participant loan
   transactions                                 --           --                --               --              --
 Net (depreciation)
  appreciation in market
  value                                         --           --                --               --              --
 Rollover contributions                         --           --                --               --              --
                                          --------       ------          --------       ----------        --------
   Total additions                              --           --                --               --              --
                                          --------       ------          --------       ----------        --------
 Transfers between
  investment options,
  including principal
   portions of participant
  loan transactions                             --           --                --               --              --
                                          --------       ------          --------       ----------        --------

Deductions:
 Benefit payments                               --           --                --               --              --
                                          --------       ------          --------       ----------        --------

Net increase                                    --           --                --               --              --

Net assets available for
 benefits, December 28, 1999                    --           --                --               --              --
                                          --------       ------          --------       ----------        --------

Net assets available for
 benefits, January 1, 1999                      --           --                --               --              --
                                          ========       ======          ========       ==========        ========

                                       -----------------------------
                                                                                           Non-
                                       New Horizons   International     Participant     Participant        1998
                                            Fund       Stock Fund         Loans         Direct Other      Total
                                            ----       ----------         -----         ------------      -----
Additions:
 Contributions:
  Employer                                      --           --                --               --              --
  Employee                                      --           --                --               --              --
                                          --------       ------          --------       ----------        --------
   Total                                        --           --                --               --              --

 Interest and dividends,
  including interest on
  participant loan
   transactions                                 --           --                --               --              --
 Net (depreciation)
  appreciation in market
  value                                         --           --                --               --              --
 Rollover contributions                         --           --                --               --              --
                                          --------       ------          --------       ----------        --------
   Total additions                              --           --                --               --              --
                                          --------       ------          --------       ----------        --------
 Transfers between
  investment options,
  including principal
   portions of participant
  loan transactions                             --           --                --               --              --
                                          --------       ------          --------       ----------        --------

Deductions:
 Benefit payments                               --           --                --               --              --
                                          --------       ------          --------       ----------        --------

Net increase                                    --           --                --               --              --

Net assets available for
 benefits, December 28, 1999                    --           --                --               --              --
                                          --------       ------          --------       ----------        --------

Net assets available for
 benefits, January 1, 1999                      --           --                --               --              --
                                          ========       ======          ========       ==========        ========

 The accompanying notes are an integral part of this statement.

                         Crestline Capital Corporation
                       Retirement and Savings Plan and Trust
                           Notes to Financial Statements
                               as of January 1, 1999


1. Nature of the Organization and Description of the Plan

   On December 28, 1998, Crestline Capital Corporation (the "Company") became a publicly traded company when Host Marriott Corporation ("Host Marriott") distributed to its shareholders through a special dividend all of the outstanding shares of the Company. In connection with this distribution, the Company adopted the Crestline Capital Corporation Retirement and Savings Plan (the "Plan") for its employees effective December 28, 1998.

   The Company is a real estate and leasing company engaged in the hotel and senior living community business. As of January 1, 1999, the Company leased 121 full-service hotels, subleased 71 limited-service hotels and owned 31 senior living communities.

   The following description of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

   General

   The Plan, established on December 28, 1998, is a participant directed, defined contribution, salary deferral plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Eligibility and Contributions

   All employees of the Company are eligible to participate in the Plan except leased employees, certain nonresident aliens, certain employees covered by collective bargaining agreements, and persons who are participants in another profit sharing or pension plan maintained by the Company or a subsidiary. Participants may elect to contribute up to 15% of their annual compensation to the Plan, subject to IRS limitations.

   The Company matches 50% of an employee's contributions, up to a total match of 3% of employee salary. In addition, the Company may annually make a discretionary contribution of an amount determined annually by the Board of Directors. In total these contributions represent the "Company
   Contributions."

   Benefits and Vesting

   Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Company Contributions 25% per year beginning at the end of their second year, resulting in full vesting at the end of their fifth year.

   Participants who leave the Company with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant's balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

   Investments

   Participants may direct the investment of their contributions and the Company Contributions into a choice of five T. Rowe Price Mutual Funds, a T. Rowe Price Common/Collective Trust (the Stable Value Fund) and a fund of Crestline Capital Corporation Stock that is maintained and administered by Bank of New York. These funds are as follows:

               T. Rowe Price Stable Value Common/Collective Trust Fund
               T. Rowe Price Spectrum Income Fund
               T. Rowe Price Balanced Fund
               T. Rowe Price Blue Chip Growth Fund
               T. Rowe Price International Stock Fund
               T. Rowe Price New Horizons Fund
               Crestline Capital Corporation Stock Fund

   Investments are reported at quoted market value. All income earned is allocated daily.

   Loans

   Participant loans are made available to all participants who have a vested account balance. The minimum loan is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of a participant's vested account balance. Additionally, interest rates are equal to the prime rate on the date the loan is issued and there is a $100 loan-processing fee per loan. Participants may have no more than two loans outstanding at any one time.

   Use of Estimates

   The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   Plan Year

   The Plan's fiscal year ends on Friday nearest to December 31. Fiscal year 1998 included five days (December 28, 1998 through January 1, 1999). No activity occurred during these five days.

2. Summary of Significant Accounting Policies

   Basis of Accounting

   The financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

   Trustee Fees

   Investment management fees are netted against investment earnings in each fund. Trustee fees and all administrative expenses of the Plan are currently paid by the Company. Subject to certain limitations, the Company has the right to apply amounts forfeited by employees to pay administrative expenses of the Plan but the Company has not yet exercised this option. As of January 1, 1999, no amounts had been forfeited by participants.

3. Federal Income Tax Status

   The Plan will apply for a determination letter that the Plan, as designed is in compliance with the applicable provisions of Section 401(a) of the Internal Revenue Code. Management believes that the Plan is operating as intended and, as such, complies with these requirements.

4. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. Related Party Transactions

   Crestline Capital Corporation Stock is one of the investment options available to participants. Crestline Capital Corporation is the Sponsor as defined in the Plan and, therefore, these transactions qualify as party-in-interest.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                              CRESTLINE CAPITAL CORPORATION
                              RETIREMENT AND SAVINGS PLAN AND TRUST

June 30, 1999                 By: /s/ Larry K. Harvey
-------------                     ---------------------------------------
Date                              Larry K. Harvey
                                  Senior Vice President and Corporate Controller
                                  (Chief Accounting Officer)